UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2025
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Years Ended December 31, 2025 and 2024
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Plan Administrator and Participants
Renasant Bank 401(k) Plan
Tupelo, MS

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, P.C.
(Formerly Horne LLP)

We have served as the Plan’s auditor since 2005.

Dallas, Texas
June 24, 2026

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2025	2024

Assets
Investments, at fair value
Mutual funds	$287,126	$222,395
Separately managed accounts	70,591	70,656
Renasant Corporation common stock	23,890	22,447
Total investments	381,607	315,498

Receivables
Company contributions	207	181
Participant contributions	395	346
Notes receivable from participants	5,316	4,185
Total receivables	5,918	4,712

Net assets available for benefits	$387,525	$320,210

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2025	2024

Investment income
Interest	$393	$298
Dividends	12,544	8,683
Net appreciation in fair value of investments	31,334	27,670
Total investment income	44,271	36,651

Contributions
Company	9,427	7,587
Participants	17,582	14,028
Rollovers	34,546	1,758
Total contributions	61,555	23,373

Deductions
Benefits paid to participants	38,216	35,210
Administrative expenses and fees	295	246
Total deductions	38,511	35,456

Net increase in net assets available for benefits	67,315	24,568

Net assets available for benefits:
Beginning of year	320,210	295,642

End of year	$387,525	$320,210

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note A – Description of Plan
This description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan that includes a “safe harbor” arrangement within the meaning of Section 401(k)(13) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of Renasant Bank (the “Bank”) and its parent company, Renasant Corporation (the “Company”), as well as all employees of the Company’s wholly-owned subsidiary, Park Place Capital Corporation and the Bank’s wholly-owned subsidiary, Continental Republic Capital, LLC.
The Board of Directors of the Company or its delegate may change the eligibility and other provisions of the Plan from time to time. The assets of the Plan are held with its fiduciary, the Bank (the “Trustee”). The recordkeeper for the Plan is Empower Annuity Insurance Company.
The Plan has been amended several times, including two amendments in 2025. The 2025 amendments provide that, effective January 1, 2026, 1) automatic deferrals shall not exceed 10% of compensation and 2) participants may elect to convert all or a portion of eligible pre-tax accounts to a post-tax In-Plan Roth conversion account.
Effective July 1, 2024, the Bank sold substantially all of the assets of Renasant Insurance, Inc., the Bank’s wholly-owned subsidiary. As a result of the sale, terminated employees were presented the option to keep their account balances in the Plan or roll over their balance into another qualified retirement plan.
Effective April 1, 2025, the Company completed its acquisition by merger of The First Bancshares, Inc. (“The First”), and The First’s subsidiary bank merged with and into the Bank. In connection with the merger, The First Bank 401(k) Plan (“The First Plan”) was terminated. Participants in The First Plan who continued employment with the Company or the Bank were allowed to roll over their account balances from The First Plan into the Plan. An aggregate of $32,374,846 from The First Plan was rolled into the Plan during the year ended December 31, 2025, and is included in “Rollovers” in the Statements of Changes in Net Assets Available for Benefits.
Effective December 31, 2025, the Bank sold substantially all of the assets of Southwest Georgia Insurance Services, Inc., which it acquired in connection with the Company’s acquisition of The First. As a result of the sale, terminated employees were presented the option to keep their account balances in the Plan or roll over their account balances into another qualified retirement plan.
Eligibility: Common law employees, other than employees subject to a collective bargaining agreement, certain nonresident aliens who have no earned income from sources within the United States and leased employees, are immediately eligible to participate in the Plan. Independent contractors or similar workers are not eligible.
Contributions: Participants may voluntarily defer compensation up to applicable Internal Revenue Service (“IRS”) limits, as defined in the Plan document. Eligible employees are automatically enrolled to contribute 4% of compensation into the Plan during the first year of eligibility followed by an annual increase of one percentage point up to a maximum of 6%. As mentioned above, the Plan was amended in 2025, such that beginning in 2026 the maximum automatic deferral is 10% of compensation. Any deferrals in excess of applicable IRS limits, if any, are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Changes in Net Assets Available for Benefits. There were no corrective distributions for the years ended December 31, 2025 and 2024. Participants may also roll over distributions from other qualified retirement plans, subject to the approval of the Plan administrator.
Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent participant compensation deferrals in excess of regular plan and statutory limits.

Renasant Bank 401(k) Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note A – Description of Plan (continued)
The Bank matches each eligible participant’s voluntary deferrals, including catch-up contributions, up to 4% of compensation. The Bank may elect to make a profit sharing contribution in any year, allocated as a level percentage of the compensation of each eligible participant and the same percentage of compensation of each eligible participant in excess of the Social Security wage base. If the Bank elects to make a discretionary profit sharing contribution to non-executive participants, such contributions are made and allocated at the end of the Plan Year to the accounts of eligible participants (a) who are employed on the last day of the Plan Year and are credited with 1,000 hours of service during such year, (b) who die or become disabled during the Plan Year, or (c) who attain the normal retirement age while employed. No additional contributions are allocated to money purchase accounts or Employee Stock Ownership Plan (“ESOP”) accounts.
Participant Accounts: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in a predecessor plan - The Peoples Bank & Trust Company Money Purchase Plan - and an ESOP account for those participants who previously participated in the Renasant Bank Employee Stock Ownership Plan. Deferrals and rollover contributions are allocated to the participant’s accounts when made.
Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day. The Plan allows participants to invest in common stock of the Company (“Employer Stock”). Participants may elect annually whether cash dividends paid on Employer Stock will be re-invested in additional shares of Employer Stock within the individual participant’s account or be paid to the participant in cash.
Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Nondiscretionary profit sharing contributions vest under a six-year graduated schedule as presented below:

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%
Safe harbor matching contributions vest 100% after two years of service.
Forfeitures: Forfeitures of non-vested contributions are used to reduce future employer contributions or to pay plan expenses. There were forfeitures used in the amount of $203,152 and $187,159 for the years ended December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $256,346 and $200,402, respectively.
Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, disability or death, benefits are paid upon request in the form of a single sum, except those amounts allocable to a participant’s money purchase account, which are paid in the form of an annuity, unless a participant otherwise elects. Immediate lump-sum distributions may be made to terminated participants if the participant’s vested account balance is $1,000 or less. For terminated participants with vested balances greater than $1,000, but less than $7,000, the participant’s vested balance may be automatically rolled into an individual retirement account unless otherwise elected. Participants may also withdraw an amount at age 59½ if certain criteria are met.
Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance with a minimum of $1,000. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence, in which case the loan term has a maximum of ten years. The loans are secured by the balance in the participant’s accounts and bear interest at 1% over the Prime Rate published in The Wall Street Journal on the first business day of the month before the loan is originated.

Renasant Bank 401(k) Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note A – Description of Plan (continued)
At December 31, 2025, the Prime Rate was 6.75%. The interest rate is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.
Note B – Summary of Significant Accounting Policies
Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Administrative Expenses: Processing fees of the Plan are charged against the account balance for the individual participant responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Company at the Company’s discretion.
Payment of Benefits: Benefits are recorded when paid.
Contributions Receivable: Participant contributions and any related employer matching contributions are recognized in the period during which the participant’s related service is completed. Non-elective or profit sharing contributions are recorded in the relevant period in accordance with the terms in the Plan document.
Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an arms-length transaction between market participants at the measurement date. Refer to Note G, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.
Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.
Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred after December 31, 2025 through June 24, 2026, the date of issuance of its financial statements.
No significant events that required adjustment to or disclosure in the financial statements occurred prior to the issuance of the accompanying financial statements.
Note C – Related Party and Party-In-Interest Transactions
The Bank sponsors the Plan. Common stock of the Company is one of the investment options in the Plan. The Bank is the trustee of the Plan. Empower Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions. As of December 31, 2025 and 2024, the Plan held 678,299 shares and 627,893 shares, respectively, of common stock of the Company, with a cost basis of $19,309,039 and $16,842,515, respectively. During the years ended December 31, 2025 and 2024, the Plan recorded dividend income of $578,846 and $575,713, respectively. Purchases and sales of shares by the Plan totaled $7,706,938 and $6,389,353, respectively for the year ended December 31, 2025 and $2,760,169 and $3,544,851, respectively for the year ended December 31, 2024.

Renasant Bank 401(k) Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note C – Related Party and Party-In-Interest Transactions (continued)
Certain of the Plan’s investments are offered in the form of separately managed accounts, each consisting of mutual funds. Although these separately managed accounts bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.
The Plan issues loans to participants which are secured by the vested balance of the participant’s account and pays certain expenses related to plan operations and investment activity to various service providers. These transactions are party-in-interest transactions, which are exempt from prohibited transaction rules under ERISA.
Note D – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note E – Tax Status
The Plan obtained its latest determination letter on July 27, 2017, in which the IRS stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS examinations in progress for any tax periods.
Note F – Plan Termination
Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.
Note G – Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).
The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:
Mutual funds: These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is calculated by subtracting a fund’s liabilities from its assets and then dividing by the number of outstanding shares. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Level 1)

Renasant Bank 401(k) Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note G – Fair Value Measurements (continued)
Separately managed accounts: These self-managed funds consist of a portfolio of assets under the management of a professional investment firm and primarily consist of mutual funds valued using prices obtained from independent pricing services. (Level 1)
Renasant Corporation common stock: The Company’s common stock, par value $5.00 per share, is traded on the New York Stock Exchange and is valued using the closing price on the last day of the Plan year. (Level 1)
The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2025 and 2024:

(In Thousands)	Quoted Prices in Active Markets for Identical Assets
	(Level 1)	Totals
December 31, 2025
Mutual funds	$287,126	$287,126
Separately managed accounts	70,591	70,591
Renasant Corporation common stock	23,890	23,890
Total investments	$381,607	$381,607

December 31, 2024
Mutual funds	$222,395	$222,395
Separately managed accounts	70,656	70,656
Renasant Corporation common stock	22,447	22,447
Total investments	$315,498	$315,498

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

SUPPLEMENTAL SCHEDULE

Renasant Bank 401(k) Plan
Employer Identification Number: 64-0220550 / Plan Number: 004
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2025
(In Thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	American Century	Small Cap Growth R6	***	$3,703
	Baird	Core Plus Bond Institutional	***	4,338
	Brandywine GLOBAL	High Yield IS	***	1,328
	Buffalo	International Institutional	***	1,008
	Dodge & Cox	Stock Fund Class I	***	2,942
**	Federated	Government Obligation Premier	***	19,242
**	Federated	Hermes Intl Small-Mid Co FD	***	3,584
**	Federated	MDT Large Cap Growth R6	***	14,078
**	Federated	Total Return Bond R6	***	3,095
	JP Morgan	Core Bond R6	***	3,777
	JP Morgan	Growth Advantage R6	***	23,543
	JP Morgan	Hedged Equity R6	***	10,171
	JP Morgan	Undiscovered MGRS Behavioral Value L	***	3,185
	Matthews Asia	Small Companies Institutional	***	926
	MFS	Mid Cap Value R6	***	1,944
	Putnam	Large Cap Value R6	***	4,190
	T. Rowe Price	Retirement 2015	***	1,473
	T. Rowe Price	Retirement 2020	***	3,768
	T. Rowe Price	Retirement 2025	***	13,642
	T. Rowe Price	Retirement 2030	***	21,885
	T. Rowe Price	Retirement 2035	***	16,644
	T. Rowe Price	Retirement 2040	***	16,305
	T. Rowe Price	Retirement 2045	***	13,899
	T. Rowe Price	Retirement 2050	***	9,737
	T. Rowe Price	Retirement 2055	***	8,864
	T. Rowe Price	Retirement 2060	***	4,780
	T. Rowe Price	Retirement 2065	***	3,001
	Value Line	Mid Cap Focused Institutional	***	5,018
	Vanguard	Developed Markets Index Admiral	***	5,045
	Vanguard	Large Cap Index Admiral	***	19,484
	Vanguard	Mid Cap Index Admiral	***	6,066
	Vanguard	Small Cap Index Fund Admiral	***	7,406
	Vanguard	Total Intl Stock Index Admiral	***	4,416
	Vanguard	Total Stock MRK Index Admiral	***	24,639
				$287,126

Renasant Bank 401(k) Plan
Employer Identification Number: 64-0220550 / Plan Number: 004
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2025
(In Thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Separately managed accounts (fund of funds)

*/**	Renasant Bank Income Account:
	American Century	Small Cap Growth R6	***	$168
	Baird	Core Plus Bond Institutional	***	628
	Brandywine GLOBAL	High Yield IS	***	113
	Buffalo	International Fund Institutional	***	67
	Cohen & Steers	Real Estate Securities Z	***	112
	Dodge & Cox	Stock Fund Class I	***	157
	Federated	Government Obligation Premier	***	450
	Federated	Hermes International Small-Mid Company	***	56
	Federated	Hermes Total Return Bond R6	***	630
	Federated	MDT Large Cap Growth R6	***	157
	First Eagle	Global I	***	56
	Hartford	International Value R6	***	67
	JP Morgan	Core Bond R6	***	628
	JP Morgan	Global Bond Opportunities R6	***	504
	JP Morgan	Growth Advantage R6	***	157
	JP Morgan	Hedged Equity R6	***	112
	JP Morgan	Undiscovered Mgrs Behavioral	***	168
	Matthews Asia	Emerging Markets Small Co	***	168
	MFS	Mid Cap Value R6	***	168
	Pimco	Income International	***	473
	Putnam	Large Cap Value R6	***	157
	Schwab	Treasury Inflation Report	***	168
	Value Line	Mid Cap Focused Fund Institutional	***	56
	Vanguard	Developed Markets Index Admiral Class	***	34
	Vanguard	Large Cap Index Admiral Class	***	157
	Total Renasant Bank Income Fund			$5,611

*/**	Renasant Bank Conservative Growth Account:
	American Century	Small Cap Growth R6	***	$769
	Baird	Core Plus Bond Institutional	***	1,846
	Brandywine GLOBAL	High Yield IS	***	193
	Buffalo	International Fund Institutional	***	413
	Cohen & Steers	Real Estate Securities Z	***	384
	Dodge & Cox	Stock Fund Class I	***	606
	Federated	Government Obligation Premier	***	1,157
	Federated	Hermes International Small-Mid Company	***	384
	Federated	Hermes Total Return Bond R6	***	1,853

Renasant Bank 401(k) Plan
Employer Identification Number: 64-0220550 / Plan Number: 004
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2025
(In Thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Federated	MDT Large Cap Growth R6	***	702
	First Eagle	Global I	***	192
	Hartford	International Value R6	***	356
	JP Morgan	Core Bond R6	***	1,846
	JP Morgan	Global Bond Opportunities R6	***	1,538
	JP Morgan	Growth Advantage R6	***	702
	JP Morgan	Hedged Equity R6	***	384
	JP Morgan	Undiscovered Mgrs Behavioral	***	769
	Matthews Asia	Emerging Markets Small Co	***	769
	MFS	Mid Cap Value R6	***	192
	Pimco	Income International	***	1,391
	Putnam	Large Cap Value R6	***	606
	Schwab	Treasury Inflation Report	***	577
	Value Line	Mid Cap Focused Fund Institutional	***	769
	Vanguard	Developed Markets Index Admiral Class	***	192
	Vanguard	Large Cap Index Admiral Class	***	654
	Total Renasant Bank Conservative Growth Plan			$19,244

*/**	Renasant Bank Moderate Growth Account:
	American Century	Small Cap Growth R6	***	$736
	Baird	Core Plus Bond Institutional	***	1,472
	Brandywine GLOBAL	High Yield IS	***	185
	Buffalo	International Fund Institutional	***	521
	Cohen & Steers	Real Estate Securities Z	***	552
	Dodge & Cox	Stock Fund Class I	***	635
	Federated	Government Obligation Premier	***	738
	Federated	Hermes International Small-Mid Company	***	552
	Federated	Hermes Total Return Bond R6	***	1,478
	Federated	MDT Large Cap Growth R6	***	911
	First Eagle	Global I	***	368
	Hartford	International Value R6	***	362
	JP Morgan	Core Bond R6	***	1,472
	JP Morgan	Global Bond Opportunities R6	***	1,104
	JP Morgan	Growth Advantage R6	***	910
	JP Morgan	Hedged Equity R6	***	552
	JP Morgan	Undiscovered Mgrs Behavioral	***	736
	Matthews Asia	Emerging Markets Small Co	***	920
	MFS	Mid Cap Value R6	***	184
	Pimco	Income International	***	1,109

Renasant Bank 401(k) Plan
Employer Identification Number: 64-0220550 / Plan Number: 004
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2025
(In Thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Putnam	Large Cap Value R6	***	635
	Schwab	Treasury Inflation Report	***	368
	Value Line	Mid Cap Focused Fund Institutional	***	920
	Vanguard	Developed Markets Index Admiral Class	***	221
	Vanguard	Large Cap Index Admiral Class	***	773
	Total Renasant Bank Moderate Growth Plan			$18,414

*/**	Renasant Bank Growth Account:
	American Century	Small Cap Growth R6	***	$670
	Baird	Core Plus Bond Institutional	***	786
	Brandywine GLOBAL	High Yield IS	***	135
	Buffalo	International Fund Institutional	***	431
	Cohen & Steers	Real Estate Securities Z	***	402
	Dodge & Cox	Stock Fund Class I	***	569
	Federated	Government Obligation Premier	***	403
	Federated	Hermes International Small-Mid Company	***	402
	Federated	Hermes Total Return Bond R6	***	788
	Federated	MDT Large Cap Growth R6	***	770
	First Eagle	Global I	***	268
	Hartford	International Value R6	***	319
	JP Morgan	Core Bond R6	***	786
	JP Morgan	Global Bond Opportunities R6	***	669
	JP Morgan	Growth Advantage R6	***	770
	JP Morgan	Hedged Equity R6	***	402
	JP Morgan	Undiscovered Mgrs Behavioral	***	669
	Matthews Asia	Emerging Markets Small Co	***	804
	MFS	Mid Cap Value R6	***	268
	Pimco	Income International	***	592
	Putnam	Large Cap Value R6	***	569
	Schwab	Treasury Inflation Report	***	268
	Value Line	Mid Cap Focused Fund Institutional	***	803
	Vanguard	Developed Markets Index Admiral Class	***	187
	Vanguard	Large Cap Index Admiral Class	***	670
	Total Renasant Bank Growth Plan			$13,400

*/**	Renasant Bank Aggressive Growth Account:
	American Century	Small Cap Growth R6	***	$696
	Baird	Core Plus Bond Institutional	***	557
	Buffalo	International Fund Institutional	***	500

Renasant Bank 401(k) Plan
Employer Identification Number: 64-0220550 / Plan Number: 004
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2025
(In Thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Cohen & Steers	Real Estate Securities Z	***	417
	Dodge & Cox	Stock Fund Class I	***	758
	Federated	Government Obligation Premier	***	419
	Federated	Hermes International Small-Mid Company	***	556
	Federated	Hermes Total Return Bond R6	***	559
	Federated	MDT Large Cap Growth R6	***	968
	First Eagle	Global I	***	278
	Hartford	International Value R6	***	390
	JP Morgan	Core Bond R6	***	557
	JP Morgan	Global Bond Opportunities R6	***	557
	JP Morgan	Growth Advantage R6	***	969
	JP Morgan	Hedged Equity R6	***	417
	JP Morgan	Undiscovered Mgrs Behavioral	***	695
	Matthews Asia	Emerging Markets Small Co	***	976
	MFS	Mid Cap Value R6	***	278
	Pimco	Income International	***	420
	Putnam	Large Cap Value R6	***	757
	Schwab	Treasury Inflation Report	***	139
	Value Line	Mid Cap Focused Fund Institutional	***	974
	Vanguard	Developed Markets Index Admiral Class	***	222
	Vanguard	Large Cap Index Admiral Class	***	863
	Total Renasant Bank Aggressive Growth Plan			$13,922

	Total Separately managed accounts (fund of funds)			$70,591

	Common stock fund
**	Renasant Corporation	Common Stock	***	$23,890

	Receivables
**	Notes Receivable from Participants	Range of interest rates from 4.25% to 9.50% with maturity dates through 2035	***	$5,316

	Total			$386,923

*    Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940, as amended.
**        Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 24, 2026	by:	/s/ Leslie Ausbon
Leslie Ausbon
Executive Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm